UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2017

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 30, 2016, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1656108/000147793216012768/gkinvestment_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or “our Company” refer to GK Investment Holdings, LLC, a Delaware limited liability company.

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly-owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. Pursuant to the Offering Statement, we are offering up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds will be $44,650,000 and will be used to pay down existing indebtedness and acquire rental properties in our target asset class. As of December 31, 2017, we had sold $7,113,000 of Bonds. We will continue to sell Bonds through September 30, 2018.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly-owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 221,100 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 155,100 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 66,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $29,500,000 from Nevada State Bank, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Partners and LM Development, of which $9,932,483 was outstanding as of December 31, 2017. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan I, allocated between LM Partners and LM Development, all of which was repaid as of December 31, 2017. For more details on the terms of the financing, please see “Item 3. Financial Statements” herein and “Certain Relationships and Related Transactions” in the Offering Statement.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,800 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan I.

As of December 31, 2017, the portion of Lake Mead Crossing owned by LM Partners is 96.4% leased and the portion of Lake Mead Crossing owned by LM Development is 52.5% leased.

We used Bond proceeds to repay the GK Development Loan I in 2017.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet.
As of December 31, 2017, 2700 Ygnacio is 77.0% leased to numerous tenants and the leases are expiring on various dates between 2018 and 2022. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease currently scheduled to expire on October 31, 2019.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000 from Mutual of Omaha Bank, all of which was funded upon acquisition, (ii) an interim loan from GK Development of $2,305,000, or the GK Development Loan II, and (iii) proceeds from this offering of $1,750,000. For more details on the terms of the financing, please see “Item 3. Financial Statements” herein and “Certain Relationships and Related Transactions” in the Offering Statement.

We used Bond proceeds to repay the GK Development Loan II in 2017.

Financial Summary

For the year ended December 31, 2017, we had revenue of $6,072,305, consolidated net income before depreciation, amortization and gain on sale of rental property of $875,664 and a consolidated net loss of $785,408.

For the year ended December 31, 2016, we had revenue of $3,986,024, consolidated net income before depreciation and amortization of $654,114 and a consolidated net loss of $1,593,199.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the year ended December 31, 2017.

As of December 31, 2017, we had the following two assets, (i) a commercial rental property located in Henderson, Nevada, known of Lake Mead Crossing, which consists of multiple buildings aggregating approximately 213,400 square feet of rentable commercial space, taking into account the sale of a portion of Lake Mead Crossing to PDCS, and (ii) a Class A office building located in Walnut Creek, California consisting of approximately 108,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased on November 12, 2015 and GK Development, Inc. assumed management responsibilities on May 1, 2016. 2700 Ygnacio was purchased on January 30, 2017 and GK Development, Inc. assumed management responsibilities on that acquisition date.

For the year ended December 31, 2017, our total revenues from operations amounted to $6,072,305. Operating costs for the same period, including depreciation and amortization of $3,399,954 but excluding interest expense of $3,238,256, amounted to $5,371,803. This resulted in operating income of $700,502. Net loss for the year amounted to $785,408 after taking into account interest expense of $3,238,256, gain on sale of rental property of $1,738,882 and miscellaneous income of $13,464.

For the year ended December 31, 2016, our total revenues from operations amounted to $3,986,024. Operating costs for the same period, including depreciation and amortization of $2,247,313 but excluding interest expense of $2,381,086, amounted to $3,203,251. This resulted in operating income of $782,773. Net loss for the year amounted to $1,593,199 after taking into account interest expense of $2,381,086 and miscellaneous income of $5,114.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of December 31, 2017, we had cash on hand of $788,301 and funded reserves of $977,453. The funded reserves are comprised of (i) tenant improvement reserves of $761,670, which is required as a condition precedent of the mortgage loans payable and (ii) a bond service reserve of $215,783, which is required pursuant to the Indenture related to the Bonds, which requires 7% of the gross proceeds from the Offering to be placed in to a reserve account held by the bond trustee for the purpose of paying our bond service obligations through October 17, 2018. We are currently offering investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $7,113,000 was sold as December 31, 2017. We anticipate that the net proceeds of the Offering, if successful, will amount to $44,650,000, which will enable us to pay down the GKSI IV Loan and pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

The loan from Barrington Bank was previously scheduled to mature on November 12, 2017, however, a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

Our Company is offering $50,000,000 of the Bonds at a purchase price of $1,000 per Bond. The Bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. As of December 31, 2017, $7,113,000 of Bonds have been sold and through April 20, 2018, $9,323,000 have been sold. The proceeds from the Offering received to date have been used for the acquisition of 2700 Ygnacio, and to partially repay the loans from GK Development. Effective January 1, 2018, the Company commenced using the Bond proceeds to pay down GKSI IV Loan, related to our acquisition of Lake Mead Crossing. It is our intention to use future Bond proceeds to pay down the GKSI IV Loan and pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

LM Partners sold a building containing approximately 7,800 rentable square feet to PDCS for $4,000,0000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan. The pay down of the debt reduces the future liquidity requirements of our Company. Our short-term liquidity requirements include the payment of both the principal and interest on the GKSI IV Loan.

Trend Information

In the fourth quarter of 2017, we sold $1,853,000 of Bonds in the Offering. In the first quarter of 2018 and through April 20, 2018, we sold $2,210,000 of Bonds in the Offering. The sale of the Bonds has remained consistent from the fourth quarter of 2017 to the first quarter of 2018, and we expect this consistency to continue through September 30, 2018 or the termination Offering, whichever occurs first. As Bonds are sold, we intend to use the net proceeds from the Offering to continue to pay down the GKSI IV Loan and pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of GK Development. Our company is managed by GK Development, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since

Garo Kholamian	59	President and Sole Director	1995
Sherry Mast	50	Principal - Leasing	1997
Gregory C. Kveton	61	Principal - Development	2002
Susan Dewar	59	Senior Vice President - Acquisitions	2004
Matt Leiter	45	Senior Vice President - Equity Markets	2011
Melissa Pielet	52	Principal - Equity Markets	2013
RaeAnn Overberg	54	Senior Vice President - Operations	2004
Michael Sher	60	Chief Financial Officer	2015

Set forth below is biographical information for GK Development Inc.'s executive officers.

Garo Kholamian, age 59, is the President, sole Director and sole shareholder of GK Development. Since the formation of the GK Development in 1995, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office and commercial rental. Prior to forming GK Development, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart's community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his master's degree in Business Management from Loyola University of Chicago in 1985 and his bachelor's degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 50, is the Principal - Leasing at GK Development. Ms. Mast joined GK Development in 1997 and, prior to taking over leasing, established property management and financial systems for GK Development. Ms. Mast is responsible for leasing of the company's entire portfolio and manages outside broker relationships, as well as day-to-day leasing activity. Prior to joining GK Development, Ms. Mast was Marketing Manager for Karp's, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick's Finer Foods and American Superstores. Prior to joining Karp's, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt's industry-leading service standards. Ms. Mast received her bachelor's degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Gregory C. Kveton, age 61, is the Principal - Development at GK Development. He joined GK Development in 2002 to spearhead the company's ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Development has specialized in projects that deliver steady, increasing value for GK Development's investors, tenants and community. Previously, Greg was Senior Vice President - Operations with fiscal and operation responsibility for GK Development's portfolio. Before he joined GK Development, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Greg was National Director of the Community Centers group, where he oversaw asset and property management for the company's power and community centers portfolio. Greg graduated from Iowa State University with a Bachelor of Science degree in Business Administration and holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers (ICSC).

Susan Dewar, age 59, is the Senior Vice President - Acquisitions at GK Development. Susan joined GK Development in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Development. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Development's properties and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than 30 acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Matt Leiter, age 45, is the Senior Vice President - Equity Markets at GK Development. Matt manages legacy investments and its investors. Matt also structures new investment products for distribution to Broker Dealers, Family Offices, and Institutional investors. Matt manages and monitors the financial performance of the company's four equity funds and seven single-asset real estate investment offerings. He has also selected and managed GK's National Sales, Key Accounts and Wholesaling team, leading them to more than $50 million raised in less than two-years, allowing for the purchase or recapitalization of more than $150 million of real estate assets. Before joining GK Development, he was General Manager at the Leiter Group, a Florida real estate development firm with a focus on mixed-use multi-family public/private projects. There he led in managing and developing projects with a combined value of over $300 million. He also has experience as the Chief Operating Officer of a European software company and as a sales manager at Caterpillar, Inc., where he worked for six years. Matt received his Bachelor of Science degree from the University of Illinois at Champaign - Urbana and his Master of Business Administration from the University of Chicago.

Melissa Pielet, age 52, is the Principal - Finance at GK Development. Melissa arranges financing for all of GK Development's acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Development's portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Development team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial's 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third-party borrowers, including all of GK Development's acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

RaeAnn Overberg, age 54, is the Senior Vice President - Operations at GK Development. RaeAnn brings the GK Development more than 20 years' experience in leasing, facilities management, marketing, and site selection of commercial and commercial rental properties. Currently, RaeAnn oversees operations and has fiscal responsibility for GK Development's portfolio of more than 6 million square feet of space. She is responsible for managing revenue and capital projections, physical property condition, and shopper marketing programs to meet the changing needs of the portfolio. RaeAnn was previously Director of Specialty Leasing; in 2004 she initiated the specialty leasing program for GK Development's regional mall acquisitions. Before joining GK Development, RaeAnn worked for DHL Airways as Director of Corporate Services. She has also held positions in office building development and mall management for Homart Development Company, the real estate development arm of Sears Roebuck. RaeAnn graduated from DePauw University in Greencastle, Indiana with a Bachelor of Arts degree in Communications and Business. She is a member of the International Council of Shopping Centers (ICSC) and holds both their Certified Shopping Center Manager designation and Certified Retail Executive designation.

Michael Sher, age 60, is the Chief Financial Officer of GK Development Inc. Michael joined GK bringing over 30 years of experience including public accounting, specializing in audit, tax and consulting services within the real estate industry. Michael has a wide breadth of audit experience including managing the audits of large real estate portfolios encompassing all asset classes; privately offered real estate syndications; and entities with troubled loan and real estate-owned portfolios. Prior to joining GK, Michael was a partner with McGladrey LLP and served as the Chief Financial Officer of a multifamily real estate developer, Mesa Development Corporation based in Chicago, Illinois. Mesa Development has developed over $400,000,000 of multifamily real estate. As CFO, Michael was responsible for all aspects of the finance department including the reporting process, investor and lender relations, treasury, tax and compliance. Michael's education includes a Bachelor of Science in Accounting and a Master of Science in Taxation from the University of the Witwatersrand, Johannesburg, South Africa. Michael is a Certified Public Accountant and member of American Institute of Certified Public Accountants and the Illinois CPA Society.

Director and Executive Compensation

Our company does not have directors and executive officers. It is operated by a sole manager, GK Development. Garo Kholamian is the sole shareholder and director of GK Development. We will not reimburse GK Development for any portion of the salaries and benefits to be paid to its directors and executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

Prior to October 17, 2017, our Company had two classes of membership interests, Class A Units and Class B Units, and together the Units. On October 17, 2017, in connection with the termination of those certain Forced Sale Agreements entered into in connection with the initial closing in the Offering, all outstanding Class B Units were converted into Class A Units at a ratio of four (4) Class A Units for each Class B Unit converted. As a result of the conversion, there are no Class B Units outstanding, and the entities formerly holding Class B Units now hold an 80% membership interest in our Company. As of December 31, 2017, eighteen individuals and/or entities have an ownership interest in our Company.

The table below sets forth, as of December 31, 2017, certain information regarding the beneficial ownership of our outstanding Units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding Units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding Units. Each person named in the table has sole voting and investment power with respect to all of the Units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Interest Acquirable	Percent of Class

Class A Units	Garo Kholamian(1) 257 East Main Street, Suite 200 Barrington, IL 60010	67.81% Class A Membership Interest	N/A	67.81%

Class A Units	Nancy Kholamian(2) 257 East Main Street, Suite 200 Barrington, IL 60010	12.61% Class A Membership Interest	N/A	12.61%

Class A Units	Directors and Executive Officers(3) 257 East Main Street, Suite 200 Barrington, IL 60010	84.19% Class A Membership Interest	N/A	84.19%
_________________
(1)
Held by Garo Kholamian individually and through Garo Kholamian Revocable Trust and Laplata Insurance Trust.
(2)
Held by Nancy Kholamian individually and through the Nancy Kholamian Revocable Trust.
(3)
The ownership interest of directors and executive officers is inclusive of Garo Kholamian’s ownership interest.

Item 5. Interest of Management and Others in Certain Transaction

Lake Mead Crossing is managed by GK Development under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected. 2700 Ygnacio is managed by GK Development under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. GK Development is responsible for promoting the sale of the Bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross proceeds received from the Offering up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross proceeds received from the Offering up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross proceeds received from the Offering up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross proceeds received from the Offering.

Our Company through its wholly-owned subsidiaries has entered into the GKSI IV Loan in the maximum amount of $10,500,000, of which $9,932,483 was outstanding as of December 31, 2017. GKSI IV is managed by the GK Development.

Our Company through its wholly-owned subsidiaries has entered into the GK Development Loan I with GK Development in the maximum amount of $2,608,000, all of which was repaid as of December 31, 2017, $1,628,000 from Bond proceeds and $980,000 from the proceeds received from the sale of a building to PDCS.

Our Company through its wholly-owned subsidiary has entered into the GK Development Loan II in the maximum amount of $855,000, all of which was repaid as of December 31, 2017 from Bond proceeds.

With respect to related parties, amounts incurred in 2017 consisted of the following:

GK Development, Inc.
Management fees (3% or 5% of gross collections)	$229,570
Acquisition fees (2% of the purchase price)	300,000
Disposition fees (2% of the selling price)	80,000
Brokerage fees (1% of the selling price)	40,000
Leasing commissions - capitalized	178,939
Interest on GK Development, Inc. loans	164,068
Bond issuance costs	183,515
$1,176,092

GKSI IV, LLC
Interest on GKSI IV Loan	$797,434

$1,973,526

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditor’s Report

To the Management of GK Development, Inc.
Property Manager of
GK Investment Holdings, LLC
Barrington, Illinois

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of GK Investment Holdings, LLC, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GK Investment Holdings, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company has adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or business combinations. Our Opinion is not modified with respect to this matter.

/s/ Eide Bailly LLP

Denver, Colorado
April 20, 2018

GK Investment Holdings, LLC
Consolidated Balance Sheets
December 31, 2017 and 2016

	2017	2016
ASSETS
Rental properties	$55,431,830	$44,329,103
Less: Accumulated depreciation	2,700,819	1,266,411
	52,731,011	43,062,692

Cash	788,301	1,187,293
Accounts receivable - tenants	72,759	141,707
Deferred rent receivable	189,884	48,514
Deferred leasing costs - Net	772,220	528,161
Lease intangibles - Net	3,397,992	3,228,195
Restricted cash - funded reserves	977,453	141,508
Other receivables - tenant	-	75,969
Other assets	124,197	1,026,758

Total assets	$59,053,817	$49,440,797

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES
Notes payable - Net	$48,432,954	$42,995,515
Bonds payable - Net	6,508,198	1,320,126
Accrued financing fees payable	199,570	297,570
Deferred rent	110,425	7,006
Lease intangibles - Net	1,958,035	2,235,743
Accrued interest	185,765	138,211
Other accrued liabilities	98,504	88,289
Due to affiliates	25,857	138,773
Tenant security deposits	122,803	22,450
Total liabilities	57,642,111	47,243,683

Commitments and Contingencies (Notes 8 and 9)

Members' Equity
Members' Equity	1,411,706	2,197,114

	$59,053,817	$49,440,797

GK Investment Holdings, LLC
Consolidated Statements of Operations
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues
Minimum rents	$5,613,107	$3,518,421
Tenant recoveries	459,198	463,548
Other rental income	-	4,055
	6,072,305	3,986,024

Operating Expenses
Operating expenses	1,149,276	480,502
Insurance	93,107	46,805
Management fees	229,570	112,918
Professional fees	141,785	81,418
Real estate taxes	358,111	230,806
Acquisition and closing costs	-	3,489
Depreciation and amortization	3,399,954	2,247,313
	5,371,803	3,203,251

Other Income and (Expense)
Interest income	90	8
Interest expense	(3,238,256)	(2,381,086)
Miscellaneous income	13,374	5,106
Gain on sale of rental property	1,738,882	-
	(1,485,910)	(2,375,972)

Consolidated Net Loss	$(785,408)	$(1,593,199)

GK Investment Holdings, LLC
Consolidated Statements of Members' Equity
Years Ended December 31, 2017 and 2016

	2017	2016

Balance - Beginning of Year	$2,197,114	$3,790,313

Consolidated Net Loss	(785,408)	(1,593,199)

Balance - End of Year	$1,411,706	$2,197,114

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities

Consolidated Net Loss	$(785,408)	$(1,593,199)
Adjustments to reconcile consolidated net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	3,399,954	2,247,313
Amortization of above-market leases	394,853	307,133
Accretion of below-market leases	(470,315)	(426,299)
Deferred rent receivable	(141,370)	(42,955)
Gain on sale of rental property	(1,738,882)	-
Amortization of debt issuance costs	229,781	192,956
Amortization of bond issuance costs	72,342	2,041
Changes in:
Accounts receivable - tenants	68,948	(94,498)
Other receivables - tenant	75,969	31,646
Other assets	(102,439)	3,963
Accounts payable	-	(11,954)
Deferred rent	103,419	(38,349)
Accrued interest	47,554	(44,618)
Other accrued liabilities	10,215	37,657
Due to affiliates	16,084	(722,562)
Tenant security deposits	100,353	-

Net cash provided by/(used in) operating activities	1,281,058	(151,725)

Cash Flow from Investing Activities
Acquisition of rental property	(14,905,290)	(62,999)
Acquisition costs incurred	(369,574)	-
Additions to rental properties	(217,718)	-
Net proceeds from sale of rental property	3,618,905	-
Payments of deferred leasing commissions	(200,817)	(9,315)
Deposits for acquisition of rental property	1,005,000	(1,005,000)
Net deposits to restricted cash - funded reserves	(835,945)	(138,859)

Net cash (used in) investing activities	(11,905,439)	(1,216,173)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	(Continued)	(Continued)
	2017	2016

Cash Flows from Financing Activities
Proceeds from notes payable	$13,212,000	$2,366,484
Repayment of notes payable	(6,679,100)	-
Principal payment on notes payable	(944,880)	(759,655)
Payment of financing costs	(478,362)	(556,000)
Proceeds from bonds payable	5,658,000	1,455,000
Payment of bond issue costs	(542,269)	(136,916)

Net cash provided by financing activities	10,225,389	2,368,913

Net Increase (decrease) in Cash	(398,992)	1,001,015

Cash - Beginning of year	1,187,293	186,278

Cash - End of year	$788,301	$1,187,293

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,888,579	$2,230,707

Supplemental Disclosure of Non-cash Investing and Financing Activities

Financing fees accrued and not paid	$-	$28,970

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $7,113,000 and $1,455,000 was sold as of December 31, 2017 and 2016, respectively (Note 9). The Bonds are unsecured indebtedness of GKIH.

The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. LM Parent, LM Development and Ygnacio are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of December 31, 2017, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio – 100% owned by GKIH.

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017.

The acquisition of Lake Mead Crossings was financed as follows:

LM Parent - (i) a first mortgage loan in the maximum amount of $30,000,000, of which $29,500,000 was funded upon acquisition; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $7,210,298 was funded to LM Partners upon acquisition and (iii) an interim loan from GK Development, Inc. of which $2,608,100 was funded upon acquisition.

LM Development - (i) a first mortgage loan in the original amount of $2,700,000; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $339,702 was funded to LM Development upon acquisition and (iii) an interim loan from GK Development, Inc. of which $20,000 was funded upon acquisition.

The acquisition of Ygnacio was financed with (i) bond proceeds in the amount of $1,750,000; (ii) a first mortgage loan in the maximum amount of $11,325,000, of which $500,000 was retained by the lender to establish a tenant improvement/lease commission escrow reserve; and (iii) an interim loan from GK Development, Inc. of which $2,305,000 was funded upon acquisition.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves.

Rental Properties - Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon an independent third-party appraiser. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.

Impairment of Assets - The Company reviews the recoverability of long lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of December 31, 2017 and 2016.

Debt Issuance Costs – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective loan agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the debt liability. Unamortized costs are expensed when the associated debt is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Bond Issuance Costs – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon the acquisition of both Lake Mead Crossings and Ygnacio (the “Properties”), the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date each Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At December 31, 2017 and 2016, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be included in other operating expenses on the accompanying consolidated statements of operations.

Restricted Cash –Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twenty-four months commencing from the first bond closing date (October 17, 2016).

Rental Revenue – GAAP requires that the rental income be recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as deferred rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2017 and 2016, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Changes in Accounting Policies – In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” and provides further guidance for evaluating whether a transaction be accounted for as an acquisition of an asset or a business. ASU 2017-01 is effective for interim annual periods beginning after December 15, 2017, and early adoption is permitted. The new standard is required to be applied prospectively to transactions occurring after the date of adoption. Under the ASU, we believe most of our future acquisitions of operating properties will qualify as asset acquisitions and most future transaction costs associated with these acquisitions will be capitalized. As of January 30, 2017, the Company early adopted ASU 2017-01 and the acquisition costs totaling $369,574, related to our acquisition of Ygnacio, were capitalized.

Recent Accounting Pronouncements – In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standards states that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. This standard will not apply to the Company’s recognition of tenant recoveries until January 1, 2019, when it adopts ASU 2016-02, “Leases (Topic842)”, as discussed below, however, the Company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, which sets out principles for the recognition, measurement presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The standard requires that lessors expense, on an as-incurred basis, certain indirect initial costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalized and therefore this new standard may result in certain of these costs being expensed as incurred after adoption. Additionally, under this standard, certain common area maintenance recoveries must be accountered for as a non-lease component.

In November 2017, The FASB decided to proceed with issuing a final accounting standards update on the new leasing standard, which would provide additional practical expedients that can be elected upon adoption of ASU 2016-02 on January 1, 2019. The FASB issued an exposure draft on January 5, 2018 that includes a practical expedient that would allow lessors, as an accounting policy election by class of underlying asset, not to bifurcate non-lease components from related lease components if certain conditions are met, and a practical expedient that would enable a cumulative effect transition option in which a company would not have to adjust their comparative financial statements for the effects of the new standard. The Company plans to utilize the practical expedients provided by ASU 2016-02 and the final accounting standards update and will continue to monitor and review updates as they are provided by the FASB.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash,” which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for the Company beginning January 1, 2019. The adoption of this ASU will impact the presentation of the consolidated statements of cash flows, as well as require additional footnote disclosure to reconcile the consolidated balance sheet to the revised consolidated cash flow statement presentation.

In February 2017, FASB issued ASU 2017-05, “Other Income – Gain from the Derecognition of Non-Financial Assets” which provides guidance on the application of Accounting Standards Codification (“ASC”) 610-20, specifically on the sale or transfer of nonfinancial assets and the recognition of revenue from that sale or transfer of nonfinancial assets. ASU 2017-05 is effective date for the Company beginning January 1, 2018. The Company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.

Note 2 - Rental Properties

Rental properties and depreciable lives are summarized as follows:

	Depreciable Life-Years	2017	2016

Land	-	$25,833,373	$15,753,199
Land Improvements	10	2,516,513	2,562,407
Buildings	35-40	25,088,810	25,029,982
Tenant Improvements	(a)	1,993,134	983,515

Total Cost		55,431,830	44,329,103

(Less) accumulated depreciation		(2,700,819)	(1,266,411)

Net rental properties		$52,731,011	$43,062,692

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $1,500,898 and $1,085,350 for the years ended December 31, 2017 and 2016, respectively.

Note 3 – Deferred Leasing Costs

Deferred leasing costs are summarized of follows:

	Basis Of Amortization	2017	2016

Leasing commissions	Lease Terms	$1,248,012	$728,353

(Less) accumulated amortization
Leasing commissions		(475,792)	(200,192)

Deferred leasing costs - net		$772,220	$528,161

Total amortization expense charged to operations amounted to $304,792 and $170,853 for the years ended December 31, 2017 and 2016, respectively.

Future amortization for deferred leasing costs is as follows

Years Ending December 31	Total

2018	$255,703
2019	197,596
2020	98,511
2021	72,401
2022	43,696
Thereafter	104,313

$772,220

Note 4 - Lease Intangibles

Lease intangible assets are summarized as follows:

	2017	2016

Above-market leases	$1,282,002	$998,730
In-place leases	5,378,863	3,761,204

Total cost	6,660,865	4,759,934

(Less) accumulated amortization
Above-market leases (reduction in rental income)	(701,858)	(359,634)
In-place leases (included in amortization expense)	(2,561,015)	(1,172,105)
	(3,262,873)	(1,531,739)

Lease intangible assets - net	$3,397,992	$3,228,195

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $394,853 and $307,133 for the years ended December 31, 2017 and 2016, respectively. Total amortization expense, attributable to in-place leases amounted to $1,594,264 and $991,110 for the years ended December 31, 2017 and 2016, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2018	$1,257,655	$401,923	$1,659,578
2019	814,802	178,221	993,023
2020	228,612	-	228,612
2021	163,457	-	163,457
2022	85,779	-	85,779
Thereafter	267,543	-	267,543

	$2,817,848	$580,144	$3,397,992

Lease intangible liabilities consisted of:

	2017	2016

Below market leases	$2,901,034	$2,744,690

(Less) accumulated accretion (increase in rental income)	(942,999)	(508,947)

Lease intangible liabilities - net	$1,958,035	$2,235,743

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $470,315 and $426,299 for the years ended December 31, 2017 and 2016, respectively. Future accretion income for lease intangible liabilities is as follows:

Years Ending December 31	Total

2018	$402,493
2019	350,666
2020	211,283
2021	178,042
2022	151,601
Thereafter	663,950

$1,958,035

Note 5 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the consolidated financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. See Note 12 for a description of the valuation technique and significant inputs used to value assets and liabilities with Level 2 inputs.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 6 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. Additionally, the unfunded balance of the Nevada State Bank note payable in the amount of $463,000 was funded into the tenant improvement reserve in 2017. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

2700 Ygnacio, LLC (“Ygnacio”):

Tenant improvement/lease commission reserves: On acquisition, a reserve account in the amount of $500,000 was funded from the Mutual Bank of Omaha loan proceeds to be used to fund leasing commissions and tenant improvements approved by the lender. Ygnacio is not required to fund additional amounts into this reserve account. The funded reserves have been pledged as additional collateral for the Mutual Bank of Omaha mortgage loan.

GK Investment Holdings, LLC:

Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the second anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

Restricted cash - funded reserves consisted of:

	2017	2016

Tenant improvement/lease commission reserves	$761,670	$39,658
Bond service reserve	215,783	101,850

	$977,453	$141,508

Note 7 – Other Receivable-Tenant

On acquisition of the rental property by LM Partners, LM Partners assumed a receivable owed by one of the tenants, Pacific Dental Services, LLC (“PDCS”). LM Partners sold to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). See Note 13. The sale closed on March 20, 2017 and the outstanding receivable balance was repaid.

Note 8 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

A. Nevada State Bank

Concurrent with the acquisition of the Property by LM Partners, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the Property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”). In conjunction with the sale of the 7,790 square foot building to PDCS (Note 13), LM Partners made a principal payment on the NP 1 loan reducing the outstanding principal balance by $2,700,000.

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,904.

NP 2 bears interest at 4.00% per annum and was payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments based on a twenty-three-year loan amortization period until maturity.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $12,000,000 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan. Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

B. GK Secured Income IV, LLC

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. GKSI IV is managed by the Manager and the Sponsor of the Bonds. At December 31, 2017, $9,538,483 and $394,000 was owed by LM Parent and LM Development, respectively, aggregating to $9,932,483 and at December 31, 2016, $9,538,483 and $440,000 was owed by LM Parent and LM Development, respectively, aggregating to $9,978,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

If the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, LM Partners and LM Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date.

If the loan is repaid within the third year (ending November 12, 2018), LM Partners and LM Development would be obligated to pay a prepayment penalty of approximately $3,504,000. This amount has been measured as of December 31, 2017, using a 12% per annum rate for the first year, 13% per annum rate for the second year and a 14% per annum rate for the third year.

Effective January 2018, LM Partners commenced repaying the GKSI IV loan out of the bond proceeds and $1,756,000 has been repaid as of April 20, 2018. It is management’s intention to continue to use the bond proceeds to repay the entire GKSI IV obligation prior to the November 12, 2018 maturity date.

C. GK Development, Inc.

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, in the maximum amount of $2,608,100. The loan, which bore interest at 7.00% per annum was repaid in 2017.

Lake Mead Development, LLC (“LM Development”)

D. Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 4.11% and 3.37% per annum at December 31, 2017 and 2016, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2022. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

The loan is secured by the rental property and a personal guarantee by a member GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements.

E. GK Secured Income IV, LLC

As noted above, concurrent with the acquisition of the rental property by LM Development, LM Development entered into a loan agreement with GKSI IV in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. See above for the terms of the GKSI IV loan.

In January 2018, LM Development repaid its outstanding principal balance of the GKSI IV loan of $394,000.

2700 Ygnacio, LLC (“Ygnacio”)

F. Mutual of Omaha Bank\

Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into a loan agreement with Mutual of Omaha Bank in the maximum amount of $11,325,000 of which $10,825,000 was used to fund the acquisition of the rental property and the balance of $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender.

The loan bears interest at 4.50% per annum and is payable in monthly principal and interest payments of $63,373. The loan is scheduled to mature on February 1, 2024, however, the loan can be extended for an additional three-year period through February 1, 2027 at the mutual decision of both the borrower and lender, and at an interest rate to be set on or before December 3, 2023. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid subject to a prepayment penalty ranging from 0.5% to 2.0% of the amount prepaid during the first six years of the term of the loan. Thereafter, the loan can be prepaid without a prepayment penalty. In addition, the loan is subject to certain financial covenant measurements.

GK Development, Inc.

On December 22, 2016, Ygnacio entered into an Assignment of Purchase and Sale Agreement with GK Development, Inc. (“Assignment”), pursuant to which GK Development, Inc. assigned to Ygnacio a Purchase and Sale Agreement, as amended, to acquire the three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Concurrent with the entry into the Assignment, Ygnacio entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, for an amount of $855,000. The loan proceeds were used to fund the acquisition escrow deposit. The loan, which was fully repaid as of December 31, 2017, bore interest, payable monthly, at 7.00% per annum.

Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into an unsecured loan agreement with GK Development, Inc., in the amount of $1,450,000. This loan, which was fully repaid as of April 10, 2017, bore interest at 12.00% per annum through March 17, 2017 and 18% per annum thereafter through the re-payment date. Additionally, Ygnacio was required to pay a financing fee equal to 2% calculated on the amount borrowed.

Notes payable is summarized as follows:

	2017	2016

Nevada State Bank (NP 1)	$25,383,306	$28,757,262
Nevada State Bank (NP 2)	500,000	63,000
GK Secured Income IV, LLC	9,932,483	9,978,483
Barrington Bank & Trust Co. N.A.	2,569,200	2,634,600
Mutual of Omaha Bank	11,119,475	-
GK Development, Inc.	-	2,483,100

Total notes payable	$49,504,464	$43,916,445

	Basis of Amortization

Debt issuance costs	Loan Terms	$1,524,879	$1,144,518

(Less) Accumulated amortization		(453,369)	(223,588)

Debt issuance costs - net		1,071,510	920,930

Notes payable - net		$48,432,954	$42,995,515

Total amortization expense of debt issuance costs charged to operations amounted to $229,781 and $192,956 for the years ended December 31, 2017 and 2016, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations.

Future minimum principal payments are as follows:

Years Ending December 31	Total

2018	$10,957,783
2019	1,066,934
2020	1,105,633
2021	1,154,204
2022	3,442,951
Thereafter	31,776,959

$49,504,464

Note 9 – Bonds Payable

The Company is offering 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds will continue to be sold through September 30, 2018 and the Company intends to continue to use the bond proceeds to pay down existing indebtedness and to acquire additional commercial rental properties.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 11 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

Bonds payable is summarized as follows:

	2017	2016

Bonds Payable	$7,113,000	$1,455,000

	Basis of Amortization

Bond Issuance Costs	Bond Term	679,185	136,915

(Less) Accumulated amortization		(74,383)	(2,041)

Deferred bond issuance costs - net		604,802	134,874

Bonds payable - net		$6,508,198	$1,320,126

Total amortization expense of bond issuance costs charged to operations amounted to $72,342 and $2,041 for the years ended December 31, 2017 and 2016, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 10 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31

2018	$5,374,536
2019	3,888,707
2020	2,070,247
2021	1,575,336
2022	1,020,717
Thereafter	1,226,579

$15,156,122

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of December 31, 2017, four tenants currently occupy 68.96% of the portion of the retail power center owned by LM Partners, representing approximately 16.08% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2020. These same tenants account for 31.18% and 49.39% of the minimum rents for the years ended December 31, 2017 and 2016, respectively.

Lake Mead Development, LLC

As of December 31, 2017, two tenants currently occupy 50.73% of the portion of the power center owned by LM Development, representing approximately 14.24% of the future minimum base rental revenue under leases expiring on various dates between 2022 and 2023. These same tenants account for 7.04% and 31.07% of the minimum rents for the years ended December 31, 2017 and 2016, respectively.

2700 Ygnacio, LLC

As of December 31, 2017, two tenants currently occupy 49.48% of the portion of the office building owned by Ygnacio, representing approximately 21.51% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2021. These same tenants account for 22.53% and 0% of the minimum rents for the years ended December 31, 2017 and 2016, respectively.

Note 11 - Related Party Transactions

Lake Mead Crossings and Ygnacio are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Ygnacio. In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

See Note 8 for the loans payable to (i) GK Development Inc., the Manager, and the Sponsor of the Bonds and (ii) GKSI IV, LLC, an entity managed by the Manager and the Sponsor of the Bonds.

With respect to related parties, amounts incurred consisted of the following:

	2017	2016
GK Development, Inc.
Management fees (3% or 5% of gross collections)	$229,570	$112,918
Acquisition fees (2% of the purchase price)	300,000	-
Disposition fees (2% of the selling price)	80,000	-
Brokerage fees (1% of the selling price)	40,000	-
Leasing commissions - capitalized	178,939	9,315
Interest on loans	164,068	114,279
Bond issuance costs	145,976	37,539
	1,138,553	274,051

GKSI IV, LLC
Interest on loans	797,434	791,910
Loan costs	-	28,970
	797,434	820,880

	$1,935,987	$1,094,931

At December 31, 2017 and 2016, $25,857 and $67,769, respectively, was owed to GK Development, Inc., and is included in due to affiliates on the accompanying consolidated balance sheets. Such amounts are in addition to the loan amount owed to GK Development, Inc., as discussed in Note 8.

At December 31, 2017 and 2016, $67,486 and $67,769, respectively, was owed to GKSI IV, LLC for unpaid accrued interest, which is included in accrued interest on the accompanying consolidated balance sheets. Additionally, GKSI IV, LLC was owed $199,570, at December 31, 2017 and 2016, for unpaid accrued loan fees, which is included in accrued financing fees payable on the accompanying consolidated balance sheets.

Note 12 – Asset Acquisition of Rental Property

On December 22, 2016, the Company, through Ygnacio, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager, and Sponsor, pursuant to which GK Development, Inc. assigned to Ygnacio that certain purchase and sale agreement, as amended, to acquire a three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. The acquisition closed on January 30, 2017 for a purchase price of $14,905,290 (excluding prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a Class A office building. The results from the acquisition have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets and liabilities acquired at the date of acquisition:

Land and land improvements	$10,353,173
Rental property and improvements	2,066,116
Leasing commissions	370,705
Above-market leases	372,258
In-place leases	1,935,645
15,097,897

Below-market leases	(192,607)

Net cash consideration	$14,905,290

Acquisition costs attributable to the acquisition of Ygnacio, which include acquisition fees and other closing fees totaled $369,574 for the year ended December 31, 2017. Such costs have been capitalized and included in rental properties on the accompany consolidated balance sheets. Acquisition costs of $3,489, attributable to the acquisition of Lake Mead Crossings, incurred during the year ended December 31, 2016 were charged to expense and are included on the accompanying consolidated statements of operations. The change in the accounting policy with respect to acquisition costs, results from the Company early adopting ASU 2017-01 in January 2017 (Note 1).

The fair value of total identifiable net assets was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value, is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications, which are Level 2 inputs, as discussed in Note 5. Key assumptions include a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 8.75%. The purchase price was allocated to the assets acquired based on their relative fair market value.

Note 13 – Sale of Rental Property

The Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC (“PDCS”), a current tenant in the rental property, in terms of which LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). The sale closed on March 20, 2017, resulting in a gain on sale of the rental property of $1,738,882, which has been included in gain on sale of rental property on the accompanying consolidated statements of operations for the year ended December 31, 2017. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank loan and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development, Inc. loan.

The following table summarizes the gain on sale of the rental property:

Sales price	$4,000,000
Less Closing costs	(381,095)

Net proceeds from sale	3,618,905

Less Net book value of property sold	(1,880,023)

Gain on sale	$1,738,882

Note 14 – Subsequent Events

As of December 31, 2017, $7,113,000 of Bonds have been sold and through April 20, 2018, $9,323,000 have been sold.

The consolidated financial statements and related disclosures include evaluation of events up through and including April 20, 2018, which is the date the consolidated financial statements were available to be issued.

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of our Company, incorporated by reference to Exhibit (2)(a) to our Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)
Limited Liability Company Agreement of our Company, incorporated by reference to Exhibit (2)(b) to Our Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our Company and the trustee, incorporated by reference to Exhibit 3.1 to our Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to our Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to our Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C. incorporated by reference to Exhibit 6.6 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(8)
Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(9)	Plante & Moran, PLLC letter addressed to the Securities and Exchange Commission, incorporated by reference to Exhibit 9.1 to our Company’s Current Report on Form 1-U filed on December 1, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

	By:	GK Development, Inc.,
an Illinois corporation, Manager

Date: April 23, 2018	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 23, 2018	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	President of our manager (Principal Executive Officer)

Date: April 23, 2018	By:	/s/ Michael Sher
	Name:	Michael Sher
	Its:	Chief Financial Officer of our manager (Principal Financial Officer and Principal Accounting Officer)